LAW OFFICE OF GARY A. AGRON

5445 DTC Parkway, Suite 520

Greenwood Village, Colorado 80111

Telephone: (303) 770-7254

Facsimile: (303) 770-7257

April 25, 2006

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C.  20549

RE:	Sweet Success Enterprises, Inc.
Form 10-SB
File Number 0-51542

Attn:	Jeffrey A. Shady
Division of Corporation Finance
Mail Stop 4561

Dear Mr. Shady:

We are enclosing herewith Amendment Number 3 to the Registration Statement on Form 10-SB of Sweet Success Enterprises, Inc. (the “Company”).  We will respond to the Staff’s comments using the same paragraph numbers as contained in the Staff’s letter to us dated April 6, 2006.

1.                                       So noted.

2.                                       Under “Marketing” paragraph two, we have updated our disclosure to current cases shipped and completed sales order amount as well as further disclosed contingent sales due to certain return provisions.  After further review, we do not have any consignment related sales and as such the previous disclosure related to consignment sales was removed.

3.                                       We have revised the paragraph under “Employees” to incorporate additional disclosure.  We have also added a section for Employment Contracts in “ITEM 6: Executive Compensation” which includes all material terms of our contingent executive employment agreements.

4.                                       We have revised the paragraph to clarify that we will pay a 1% royalty on the net sales proceeds on the first one million cases of all new products formulated by him, not including Bavarian Chocolate and Creamy Vanilla, not to exceed $1,000,000 in total for all formulated products.  The Royalty is calculated quarterly, will be paid annually and is determined from net proceeds, defined as cash received by the Company less reasonable costs and relevant charges incurred in connection with the sales.

5.                                       We have revised the first three sentences under “Liquidity and Capital Resources” as well as updated Note 2 “Going Concern” in the Financial Statements to more clearly state that Think Equity will not directly provide us with $10,000,000 of new capital, but would act as a placement agent in an offering of our stock.

6.                                       In accordance with Rule 3-10 (g) of Regulation S-B the company has updated its financial statements to December 31, 2005.

7.                                       We have updated the disclosure in Note 1 “Description of Business and Summary of Significant Accounting Policies” to include the following verbiage.

The merger transaction was accounted for as a capital transaction and not as a business combination.  Immediately after the transaction, the shareholders of Beverage Acquisition Corporation owned 88% of the outstanding stock of the Company.  Additionally, the Company’s Board of Directors, immediately after the transaction, was comprised of the Directors of Beverage Acquisition Corporation.  Prior to the transaction, Beverage Acquisition Corporation did not have any previous operations.

8.                                       We have re-evaluated the volatility assumption used for options and warrants issued in the first two quarters of 2005.  The first quarter did not have any stock options or warrants granted. Upon further review of the second quarter volatility assumption, utilizing a methodology consistent with our evaluation of volatility in the third and fourth quarters (see response to #16 in our letter dated March 8, 2006), we derived an assumption factor percentage of 80%.  As such, the following table includes the options and warrants impacted by the change in volatility:

							12/31/05
Name of Option or Warrant Granted	Measurement Date	Expiration Date	Term	Old Value	Adjusted Value	Cumulative Difference	Prepaid Expense	YTD Expense
Nest Ventures, LLC	6/1/2005	6/1/2010	5.00	$5,720	$58,178	$42,459	$—	$42,459
Sam Freeman	6/5/2005	6/5/2006	1.00	$—	$1,645	$1,645	$—	$1,645
Stock Enterprises, Inc.	6/2/2005	12/31/2006	1.58	$—	$3,974	$3,974	$1,656	$2,318
John T. Milgrim	4/13/2005	12/31/2006	1.72	$952	$28,554	$27,601	$14,567	$19,551
Fredrick Nader	6/9/2005	6/9/2006	1.00	$1,359	$11,360	$10,001	$—	$10,001
Jeff Morehouse	5/1/2005	5/1/2010	5.00	$—	$7,913	$7,913	$—	$7,913
				$18,031	$111,624	$93,593	$16,223	$83,887

The table above does not include Jennifer Horsfall’s options as they were remeasured on July 15, 2005 with an 82% volatility percentage.  The table below illustrates the dollar and percentage impact to the Company’s financial statements if restated:

Effect on Financial Statements as of 12/31/05

Increase (Decrease)

	Volatility Adjustment	As Reported	If Restated	Percentage Change
Balance Sheet Effect
Assets	$16,223	$1,052,707	$1,068,930	2%
Equity	$16,223	$447,151	$463,374	4%

Statement of Operations Effect
Net Loss	$83,887	$3,853,952	$3,937,839	2%
Earnings Per Share	$—	$(0.33)	$(0.34)	3%

In addition to the above quantitative factors, we have also evaluated the following qualitative factors:

•                  Does the misstatement arise from an item capable of precise measurement or from an estimate?  The misstatement is directly attributable to an estimate based on volatility.

•                  Does the misstatement mask a change in earnings or other trends?  The misstatement does not change the readers’ perspective on earning or other trends.   Given the newness of our operations, no trends have been established.

•                  Does the misstatement hide a failure to meet analysts’ expectations for the enterprise?  We do not currently have any analyst expectations.

•                  Does the misstatement change a loss into income or vice versa?  The misstatement would have increased our net loss.

•                  Does the misstatement concern a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability?  We currently operate in only one segment and thus this factor is not applicable.

•                  Does the misstatement affect the registrant’s compliance with regulatory requirements?  We do not currently have any regulatory requirements which would be impacted by a change in our net loss.

•                  Does the misstatement affect the registrant’s compliance with loan covenants or other contractual requirements?  We do not currently have any loan covenants or other contractual requirements, which would be impacted by a change in our net loss.

•                  Does the misstatement have the effect of increasing management’s compensation - for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation?  We do not currently have any compensation plans which have incentive compensation or which would be impacted by a change in our net loss.

•                  Does the misstatement involve concealment of an unlawful transaction?  The misstatement results only in the modification of an estimate and is not a result of concealment of any nature.

In addition, we are not aware of any other negative qualitative factors which should be evaluated in determining whether or not the above volatility adjustment is material to the financial statements.  We do not feel a restatement of our financial statements for the year ended December 31, 2005 is necessary given the immaterial impact to the affected financial statement line items individually and in total as well as both qualitatively and quantitatively.

We will continue to evaluate historical expected and implicit volatility in accordance with SFAS No. 123, SAB 107 and the newly issued SFAS No. 123 (R) in determining an appropriate factor to use in valuing options and warrants we issue.

9.                                       In response to your comment, we noted our disclosure in Note 6 “Stockholders’ Equity” was incorrectly stated at date of issuance and has been changed to reflect stock as being valued as of measurement date.   As such, there is no change in the value as previously disclosed.

Should you have any questions or comments with regard to the above, please do not hesitate to get in touch with me.

Very truly yours,

/s/ Gary A. Agron
Gary A. Agron

GAA/jp

Enclosures